

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 5, 2019

Arman Tabatabaei
Chief Executive Officer
MCTC Holdings, Inc.
520 S. Grand Avenue, Suite 320
Los Angeles, CA 90071

Re: MCTC Holdings, Inc.
Amendment No. 1 Registration Statement on Form S-1
Filed September 4, 2019
File No. 333-233462

Dear Mr. Tabatabaei:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 30, 2019 letter.

Amendment No. 1 to Registration Statement on Form S-1

Executive and Director Compensation, page 57

1. Please update your executive and director compensation disclosure to reflect your most recently completed fiscal year pursuant to Item 402 of Regulation S-K. For guidance, refer to Question 117.05 of the Compliance and Disclosure Interpretations for Regulation S-K.

       Please contact Sonia Bednarowski at 202-551-3666 or Dietrich King at 202-551-8071 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Healthcare & Insurance